1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 15, 2004

For the month of February 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science-Based Industrial Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 03/16/2004	By	/s/ Stan Hung

Stan Hung Chief Financial Officer

Exhibit

Exhibit	Description

99.1	Announcement on February 25, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.2	Announcement on February 26, 2004: UMC acquires SiS subsidiary company—SMC

99.3	Announcement on February 26, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.4	Announcement on February 26, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.5	Announcement on February 26, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.6	Announcement on February 26, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.7	Announcement on February 27, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.8	Announcement on March 2, 2004: UMCi Moves to Full Scale Production

99.9	Announcement on March 4, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.10	Announcement on March 8, 2004: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on March 8, 2004: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on March 9, 2004: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on March 9, 2004: February sales

99.14	Announcement on March 12, 2004: To announce related materials on acquisition of machinery and equipment

99.15	Announcement on March 12, 2004: Important resolutions from 8th term 35th boarding meeting

99.16	Announcement on March 12, 2004: Board’s Resolution to Convene Annual General Meeting (AGM)

99.17	Announcement on March 12, 2004: Board Meeting’s Resolution on Retained Earning Distribution

99.18	Announcement on March 12, 2004: Board Meeting Approved a Resolution for New Shares Issuance

99.19	Announcement on March 12, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.20	Announcement on March 12, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.21	Announcement on March 12, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.22	Announcement on March 12, 2004: Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

99.23	Announcement on March 12, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.24	Announcement on March 15, 2004: To announce related materials on acquisition of machinery and equipment

99.25	Announcement on March 15, 2004: To announce related materials on acquisition of machinery and equipment

99.26	Announcement on March 15, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

To announce related materials on disposal of AU Optronics Corp. securities

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2. Date of occurrence of the event: 2003/09/08~2004/02/25

3. Volume, unit price, and total monetary amount of the transaction: trading volume: 14,904,499 shares; average unit price: $36.387 NTD; total amount: $542,329,996 NTD

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $331,602,829 NTD

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 413,855,563 shares; amount: $5,851,294,996 NTD; percentage of holdings: 9.51%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.96%; ratio of shareholder’s equity: 33.66%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13. Broker and broker’s fee: Not applicable

14. Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15. Net worth per share of company underlying securities acquired or disposed of: Not applicable

16. Do the directors have any objection to the present transaction? No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.2

UMC acquires SiS subsidiary company—SMC

1. Kind of merger/acquisition (e.g. merger, consolidation, spin-off, acquisition, or receiving assignment of shares): merger

2. Date of occurrence of the event: 2004/02/26

3. Names of companies participating in the merger (e.g. name of the other company participating in the merger or consolidation, newly established company in a spin-off, acquired company, or company whose shares are taken assignment of): SiS Microelectronics Corporation

4. Counterparty (e.g. name of the other company participating in the merger or consolidation, company taking assignment of the spin-off, or counter party to the acquisition or assignment of shares): Silicon Integrated Systems Corp.

5. Relationship between the counter party and the Company (investee company in which the Company has re-invested and has shareholding of XX%), and explanation of the reasons for the decision to acquire, or take assignment of the shares of, an affiliated enterprise or related person, and whether it will affect shareholders’ equity: Investee company under equity method and which the Company has shareholding of 16.18%, none.

6. Purpose/objective of the merger/acquisitionation: Improved economic conditions are the major driving force behind this merger. The current recovery in the semiconductor industry began to accelerate in the second half of 2003, and has caused capacity utilization rate at UMC to rise dramatically. By the end of 2003, capacity utilization reached 100%, making it impossible for UMC to meet all of the requirements of its global customer base. In view of the long-lead time it takes to build a new fab, well in excess of one year, and costs that would likely exceed one billion US dollars, UMC concluded that a merger with SMC is the most effective method to quickly meet customer demand, relieve production bottlenecks, and maximize growth in response to the strong recovery in industry conditions. The merger allows UMC to accelerate capacity expansion and achieve improved economies of scale, as well as avoid the massive capital outlay that construction of a new fab would require. With this merger, UMC will recognize revenues and profits from the operations of SMC’s fab, thereby achieving greater financial transparency.

7. Anticipated benefits of the merger/acquisition: After the merger, the company will add a 8-inch fab, and monthly production will increase by 24,000 wafers. As the semiconductor climate improves, the merger will help the company to improve its operation performance and profits.

8. Effect of the merger or consolidation on net worth per share and earnings per share: After the merger, the market share will increase, resource will be effectively consolidated, and production cost will be reduced. Thus, the merger will have a positive impact to net worth and earnings per share.

9. Share exchange ratio and basis of its calculation: Exchange ratio is tentatively set at 2.24 shares of SiS Microelectronics Corp for 1 share of UMC. Basis of calculation are the company values, current operations, technology, and future prospects of the companies.

10. Scheduled timetable for consummation: The merger process will be completed by July 2004.

11. Matters related to assumption by the existing company or new company of rights and obligations of the extinguished (or spun-off) company: SiS Microelectronics Corp.’ assets and liabilities on its book on the merger date will be fully assumed by UMC.

12. Basic information of companies participating in the merger:

SiS Microelectronics Corporation

1)	Date of Incorporation: 12/25/2003

2)	Paid-in Capital: NTD 8,000,000 thousand

3)	Business: full service semiconductor wafer foundry

4)	Location: NO.16, Creation Rd. 1, Hsinchu Science Park, Taiwan

5)	Production Status: one 8-inch fab, process technology can reach 0.15 micron. The last 3 years production quantity is: 240,000; 276,000; 288,000 per year.

13. Matters related to the spin-off (including estimated value of the business and assets planned to be assigned to the existing company or new company; the total number and the types and volumes of the shares to be acquired by the split company or its shareholders; matters related to the reduction, if any, in capital of the split company) (note: not applicable other than where there is announcement of a spin-off): Not applicable

14. Conditions and restrictions on future transfers of shares resulting from the merger or acquisition: The shares resulting from the merger will have the same rights as the common shares.

15. Other important stipulations: None

16. Do the directors have any objection to the present transaction? None

Exhibit 99.3

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/01/01~2004/02/26

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 6; average unit price: $86,540,933 NTD; total transaction price: $519,245,600 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD.; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/01/01~2004/02/26

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 2; average unit price: $532,987,697 NTD; total transaction price: $1,065,975,394 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O ASML MACAU COMMERCIAL OFFSHORE LTD.; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.5

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/01/01~2004/02/26

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 13; average unit price: $78,788,121 NTD; total transaction price: $1,024,245,572 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment;10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on disposal of AU Optronics Corp. securities

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2. Date of occurrence of the event: 2004/02/26

3. Volume, unit price, and total monetary amount of the transaction: trading volume: 8,789,593 shares; average unit price: $36.387 NTD; total amount: $319,826,918 NTD

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $195,555,311 NTD

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 405,065,970 shares; amount: $5,727,022,767 NTD; percentage of holdings: 9.31%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.92%; ratio of shareholder’s equity: 33.60%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13. Broker and broker’s fee: Not applicable

14. Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15. Net worth per share of company underlying securities acquired or disposed of: Not applicable

16. Do the directors have any objection to the present transaction? No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.7

To announce related materials on disposal of AU Optronics Corp. securities

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2. Date of occurrence of the event: 2004/02/27

3. Volume, unit price, and total monetary amount of the transaction: trading volume: 13,543,534 shares; average unit price: $36.387 NTD; total amount: $492,808,567 NTD

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $301,323,393 NTD

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 391,522,436 shares; amount:$5,535,537,593 NTD; percentage of holdings: 9.00%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.95%; ratio of shareholder’s equity: 33.65%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13. Broker and broker’s fee: Not applicable

14. Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15. Net worth per share of company underlying securities acquired or disposed of: Not applicable

16. Do the directors have any objection to the present transaction? No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.8

UMCi Moves to Full Scale Production

1. Date of occurrence of the event: 2004/03/02

2. Cause of occurrence:

Singapore, March 2, 2004 — UMCi, the Singapore-based 300mm subsidiary of world-leading semiconductor foundry UMC (NYSE: UMC), today announced the start of full-scale production following the successful fabrication of advanced ICs for three separate customers. UMCi, Singapore’s first 300mm foundry, has already demonstrated good wafer yields for these leading edge copper interconnect-based chips and is moving them to volume production. The products include chips for the FPGA and wireless communication sectors.

Chris Chi, president of UMCi, said, “Our decision to establish UMCi in Singapore has paid off with this noteworthy milestone. Simply put, we have succeeded in bringing the world’s most advanced IC foundry facility to full-scale production. Our customers will soon realize the tremendous productivity advantages that our state-of-the-art 300mm fab promises to deliver.”

UMCi installed its back-end-of-line (BEOL) copper equipment in January of 2003, and shortly afterwards, backend copper processing of 300mm wafers signified the start of pilot production. The front-end-of-line (FEOL) equipment installation was completed at the end of 2003. Today’s milestone marks UMCi’s transition to full production.

The UMCi facility is a second-generation 300mm fab that utilizes the industry’s most advanced automation systems and equipment to maximize production efficiency. In addition, UMCi incorporates state-of-the-art single wafer processing, which offers greatly reduced cycle times and increased flexibility over traditional batch processing.

UMCi has leveraged the experience and knowledge from UMC’s Fab 12A, which has been in production since 2001, to achieve the favorable wafer yields realized at this very early stage of production. UMC’s two 300mm fabs firmly position UMC as the clear industry leader for 300mm manufacturing.

3. Countermeasures: None

4. Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on disposal of AU Optronics Corp. securities

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2. Date of occurrence of the event: 2004/03/01~2004/03/04

3. Volume, unit price, and total monetary amount of the transaction: trading volume: 23,813,820 shares; average unit price: $36.387 NTD; total amount: $866,630,324 NTD

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $529,938,773 NTD

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 367,708,616 shares; amount: $ 5,198,846,042 NTD; percentage of holdings: 8.45%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.86%; ratio of shareholder’s equity: 33.52%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13. Broker and broker’s fee: Not applicable

14. Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15. Net worth per share of company underlying securities acquired or disposed of: Not applicable

16. Do the directors have any objection to the present transaction? No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2003/05/08~2004/03/05

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 11; average unit price: $83,595,145 NTD; total transaction price: $919,546,600 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LK ENGINEERING CO., LTD.; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/01/08~2004/03/05

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 13; average unit price: $65,487,836 NTD; total transaction price: $851,341,871 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/02/25~2004/03/09

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 37; average unit price: $66,004,646 NTD; total transaction price: $2,442,171,900 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.13

United Microelectronics Corporation

March 9, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
February	Invoice amount	8,071,113	5,618,047	2,453,039	43.66%
2004	Invoice amount	16,421,143	10,765,659	5,655,484	52.53%
February	Net sales	8,028,310	5,438,046	2,590,264	47.63%
2004	Net sales	16,318,935	10,824,109	5,476,826	50.51%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	0	0	32,281,487
UMC’s subsidiaries	29,686	29,704	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	64,562,974
UMC’s subsidiaries	-105	175,424	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2 Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	21,511
Financial instruments	Interest rate swap
Mark to market value	93

b Trading purpose : None

Exhibit 99.14

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/01/07~2004/03/11

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 8; average unit price: $75,552,050 NTD; total transaction price: $580,416,400 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVELLUS SYSTEMS, INC.; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.15

Important resolutions from 8th term 35th boarding meeting

1. Date of occurrence of the event: 2004/03/12

2. Cause of occurrence: None

3. Countermeasures: None

4. Any other matters that need to be specified:

(1)	The Company’s revenue for 2003 is NT$84,862,070 thousand, net income after tax is NT$14,020,257 thousand, EPS is NT$0.92

(2)	Proposal to pay a stock dividend: to issue a stock dividend of 75 common shares for every 1,000 common shares

(3)	Approved amendment of the Company’s Article of Incorporation No.12 and No.25

(4)	2004 annual general meeting (AGM) will be held at 9am on June 1, 2004 in the Auditorium of Activity Center, Hsinchu Science-Based Industrial Park

Exhibit 99.16

Board’s Resolution to Convene Annual General Meeting (AGM)

1. Date of the board of directors resolution: 2004/03/12

2. Date for convening the shareholders’ meeting: 2004/06/01

3. Location for convening the shareholders’ meeting: The Auditorium in the Activity Center of Hsinchu Science-Based Industrial Park

4. Cause or subjects for convening the meeting:

(1) Reporting items

(2) To accept the Company’s 2003 business report and financial statement

(3) To approve the Company’s 2003 retained earnings distribution

(4) To approve the capitalization of retained earnings

(5) To approve the amendment to the Company’s Articles of Incorporation

(6) Re-elect the Company’s directors and supervisors

(7) Other agenda and special motions

5. Starting and ending dates of suspension of share transfer: 2004/04/03~2004/06/01

6. Any other matters that need to be specified: None

Exhibit 99.17

Board Meeting’s Resolution on Retained Earning Distribution

1. Date of the board of directors resolution: 2004/03/12

2. Type and monetary amount of dividend distribution: Stock dividend NT$ 0.75

3. Any other matters that need to be specified:

(1)	Propose to distribute employee bonus shares NT$1,111,273,540; bonus to directors & supervisors is NT$12,618,231

(2)	Propose to issue 111,127,354 shares as employee bonuses, which account for 8.33 % of total new shares issuance

(3)	Recalculated EPS after distributions of employee bonuses and directors & supervisors bonuses is NT$ 0.84

Exhibit 99.18

Board Meeting Approved a Resolution for New Shares Issuance

1. Date of the board of directors resolution: 2004/03/12

2. Source of capital increase funds: Undistributed retained earnings from 2003 and before

3. Number of shares issued: 1,333,555,678 shares (including employee bonus shares)

4. Par value per share: NT$10

5. Total monetary amount of the issue: NT$13,335,556,780

6. Issue price: Not applicable

7. Number of shares subscribed by or allotted to employees: 111,127,354 shares for employee bonus

8. Number of shares publicly sold: Not applicable

9. Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: each shareholder will be entitled to receive a stock dividend of 75 shares for every 1,000 common shares held by shareholders.

10. Method of handling fractional shares and shares unsubscribed by the deadline: if received shares include any fractional shares which are less than one share, shareholders may arrange fractional shares to form one full share and register within 5 days of the record date. Otherwise cash will be paid in the amount calculated at par value and Chairman will be authorized to arrange designated parties to purchase fractional shares.

11. Rights and obligations of the newly issued shares: same as ordinary shares

12. Utilization of the funds from the capital increase: investment and expansion project

13. Any other matters that need to be specified: None

Exhibit 99.19

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/02/27~2004/03/12

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 16; average unit price: $139,136,050 NTD; total transaction price: $2,226,176,800 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD.; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.20

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/02/26~2004/03/12

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 10; average unit price: $85,415,338 NTD; total transaction price: $854,153,378 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.21

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/01/05~2004/03/12

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 15; average unit price: $41,506,422 NTD; total transaction price: $622,596,332 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor (Singapore) Pte Ltd; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.22

Represent subsidiary Company UMCi Ltd to announce information on acquisition of equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2004/02/12~2004/03/12

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 11; average unit price: $57,563,094 NTD; total transaction price: $633,194,033 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNAIONAL SARL.; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.23

To announce related materials on disposal of AU Optronics Corp. securities

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): common shares of AU Optronics Corp.

2. Date of occurrence of the event: 2004/03/05~2004/03/12

3. Volume, unit price, and total monetary amount of the transaction: trading volume: 11,303,603 shares; average unit price:$36.387 NTD; total amount:$411,304,198 NTD

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $251,488,277 NTD

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 356,405,013 shares; amount: $5,039,030,121 NTD; percentage of holdings: 8.19%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.98% ratio of shareholder’s equity: 33.70%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13. Broker and broker’s fee: Not applicable

14. Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15. Net worth per share of company underlying securities acquired or disposed of: Not applicable

16. Do the directors have any objection to the present transaction? No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.24

To announce related materials on acquisition of machinery and equipment

Exhibit 99.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2003/11/26~2004/03/12

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 16; average unit price: $33,570,004 NTD; total transaction price: $537,120,065 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor Corporation; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.25

To announce related materials on acquisition of machinery and equipment

Exhibit 99.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2003/08/13~2004/03/12

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 5; average unit price: $110,853,670 NTD; total transaction price: $554,268,350 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Axcelis Technologies, Inc.; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount: Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? Not applicable

13. Has an appraisal report not yet been obtained? Not applicable

14. Reason an appraisal report has not yet been obtained: Not applicable

15. Broker and broker’s fee: Not applicable

16. Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17. Do the directors have any objection to the present transaction? No

18. Any other matters that need to be specified: None

Exhibit 99.26

United Microelectronics Corporation

For the month of February, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of February, 2004

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as May 30, 2001	Number of shares held as of January 31, 2004	Number of shares held as of February 29, 2004	Changes
Director	Chris Chi		2,136,464	1,956,464	(180,000)
Director	Ching-Chang Wen		10,614,919	10,578,919	(36,000)
Director	Hong-Jen Wu		32,042,872	31,942,872	(100,000)
Director	Fu-Tai Liou		5,149,735	5,099,735	(50,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of January 31, 2004	Number of shares pledge as of February 29, 2004	Changes
N/A	N/A	0	0	0

3)	The acquisition assets (NT$ Thousand)

Description of assets	February	2004
Semiconductor Manufacturing Equipment	3,129,431	4,142,069
Fixed assets	0	0

4)	The disposition of assets (NT$ Thousand)

Description of assets	February	2004
Semiconductor Manufacturing Equipment	2,069	14,576
Fixed assets	0	0

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